SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

INVUITY, INC.

(Name of Subject Company)

INVUITY, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

46187J205

(CUSIP Number of Class of Securities)

Scott Flora

Interim President and Chief Executive Officer

Invuity, Inc.

444 De Haro Street

San Francisco, CA 94107

(415) 665-2100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Robert T. Ishii Wilson Sonsini Goodrich & Rosati, P.C. One Market Plaza, Spear Tower Suite 3300 San Francisco, California 94105 (415) 947-2000	Allison B. Spinner Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Invuity, Inc., a Delaware corporation (“Invuity”), originally filed with the Securities and Exchange Commission (the “SEC”) on September 24, 2018 (together with any subsequent amendments and supplements thereto, the “Schedule 14D-9”). This Amendment relates to the tender offer by Accipiter Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Stryker Corporation, a Michigan corporation (“Stryker”), as disclosed in the Tender Offer Statement on Schedule TO, filed by Purchaser and Stryker with the SEC on September 24, 2018, pursuant to which Purchaser has offered to purchase all of the outstanding common stock, $0.001 par value per share, of Invuity (the “Shares”) for a purchase price of $7.40 per Share, in cash, without interest, subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated September 24, 2018, and in the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding a new subsection entitled “Stockholder Litigation” as follows:

“Stockholder Litigation.

Invuity is aware of three class action lawsuits filed in connection with the Merger Agreement and the transactions contemplated thereby. The first complaint, captioned Hercules Hurtado v. Invuity, Inc., et al., Case No. 3:18-cv-05920, was filed in the United States District Court for the Northern District of California on September 26, 2018. The second complaint, captioned Adam Franchi v. Invuity, Inc., et al. (the “Franchi Complaint”), was filed in the United States District Court for the District of Delaware on September 28, 2018. These complaints allege claims under Section 14(a) of the Exchange Act, generally challenging the adequacy of the disclosures in Invuity’s Schedule 14D-9. Both cases also involve “control-person” claims against Invuity’s directors, and the Franchi Complaint involves “control-person” claims against Stryker.

The third complaint, captioned Connor Kilp v. Invuity, Inc., et al., Case No. CGC-18-570154, was filed in the San Francisco County Superior Court of California on September 27, 2018. Plaintiffs in that case allege that the members of the Board breached their fiduciary duties by approving of and entering into the Merger Agreement and that the Offer Price was inadequate. The plaintiffs further allege that the members of the Board breached their fiduciary duties by making inadequate disclosures in connection with the transaction.

All of the complaints seek, among other things, to enjoin the proposed transaction, rescission of the proposed transaction should it be completed, and damages.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

INVUITY, INC.

By:	/s/ Scott Flora
Name: Scott Flora
Title: Interim President and Chief Executive Officer

Dated: October 1, 2018